Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

(Effective November 6, 2016)

The first sentence of Section 3.2 of ARTICLE III of the Company’s Amended and Restated Bylaws is amended in full to read as follows:

“The Board of Directors shall consist of no less than five (5) and no more than ten (10) members, as shall be determined from time to time within such range by resolution of the Board of Directors.”

CERTIFICATE OF ADOPTION OF AMENDED AND RESTATED BYLAWS

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of Tetra Tech, Inc., a Delaware corporation (the “Corporation”); that the foregoing Amendment to Amended and Restated Bylaws were adopted pursuant resolutions adopted by the Board of Directors of the Corporation on November 6, 2016; said Bylaws are in full force and effect and have not been modified, rescinded or repealed as of this date.

Executed this 6th day of November, 2016.

/S/ JANIS B. SALIN
Janis B. Salin, Secretary